Exhibit 99.1

Jeffs’ Brands Regains Compliance with Nasdaq Minimum Bid Price Rule

Tel Aviv, Israel, Dec. 06, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has received a written notice from Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company has regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

The Nasdaq staff made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

The Company’s ordinary shares continue to trade on the Nasdaq Capital Market under the symbol “JFBR. There is no assurance however that the ordinary shares will remain listed on Nasdaq or any other national securities exchange.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing our ability to maintain our listing on the Nasdaq Capital Market. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com